FILE NO. 333-186407
                                                                    CIK #1562936


                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                         Pre-Effective Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6


For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, TAXABLE INCOME SERIES 466

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
75 East 55th Street                              11 Greenway Plaza
New York, New York  10022                        Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


       Preliminary Prospectus Dated April 19, 2013, Subject to Completion


                          Invesco Term Trust, Series A
--------------------------------------------------------------------------------

   Invesco Term Trust, Series A invests in a portfolio of short-term, high quality securities including commercial paper, asset-backed commercial paper and certificates of deposit. The Trust seeks to provide income upon maturity of the Trust's portfolio consistent with preservation of capital. The Trust is a unit investment trust included in Invesco Unit Trusts, Taxable Income Series
466. The minimum purchase is 10,000 Units.

                                  ______, 2013

      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
    Trust Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO




   Investment Objective. The Trust seeks to provide income upon maturity of the Trust's portfolio consistent with preservation of capital.

   Principal Investment Strategy. The Trust invests in a portfolio of short-term, high quality commercial paper, asset-backed commercial paper and certificates of deposit. The Trust's investments in securities of foreign issuers, including certificates of deposit from foreign issuers ("Yankee CDs"), are all U.S. dollar-denominated. In selecting the securities for the Trust, Invesco Capital Markets, Inc. the Sponsor, utilized a top-down fundamental economic analysis coupled with bottom-up security selection. In particular, the Sponsor selected the final portfolio based on factors such as credit quality, structure, issuance size, liquidity, and interest rate terms.


   Commercial paper is an unsecured, short-term promissory note issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. Asset-backed commercial paper typically refers to a short-term debt security, the payment of which is supported by cash flows from underlying assets and/or liquidity or credit supports. Maturities on commercial paper and asset-backed commercial paper rarely range any longer than 270 days. These securities are usually issued at a discount, reflecting prevailing market interest rates. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Yankee CDs are certificates of deposit issued in the U.S. by a branch or agency of a foreign bank, allowing a foreign company to raise capital from U.S. investors.

   The Trust's portfolio generally consists of short-term securities maturing approximately three months from the Initial Date of Deposit. As of the close of business on the day prior to the Initial Date of Deposit, each security has a rating of either "A-1" or "A-2" from Standard & Poor's, and if also rated by Moody's or Fitch, has a rating of at least "Prime-2" or "F-2", respectively. No more than thirty-five percent of the aggregate maturity value of the Trust will consist of securities rated "A-2" by Standard & Poor's as of the close of business on the day prior to the Initial Date of Deposit. Following the Initial Date of Deposit, a security may cease to be rated or its rating may be reduced and the Trust could continue to hold such security. See "Trust Administration--Portfolio Administration".

   Unit Investment Trusts. The Trust is organized as a unit investment trust, which is a type of registered investment company with a finite life and no board of directors. Unit investment trusts typically have a fixed portfolio which is not actively managed. Although the Trust does not pay a management fee, the Trust is charged a fee by the Supervisor for providing portfolio supervisory services to the Trust. See "Trust Administration -- Portfolio Administration." Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:


     o Price of securities will fluctuate. The value of your investment may fall over time.

     o The value of the securities will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The financial markets, including those for corporate securities, have recently experienced periods of extreme illiquidity and volatility. Due to these significant difficulties in the financial markets, there can be substantial uncertainty in assessing the value of an issuer's assets or the extent of its obligations. For these or other reasons, the ratings of the securities in the Trust's portfolio may not accurately reflect the current financial condition or prospects of the issuer of the security.


     o The Trust is invested in commercial paper and asset-backed commercial paper. Commercial paper may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Payment of asset-backed commercial paper is typically dependent upon the availability of cash collections received from a related conduit's underlying asset portfolio, among other factors. The timely payment of either commercial paper or asset-backed commercial paper upon maturity is not guaranteed, and the value of your Units may decrease if an issuer is unable to make payment upon a security's maturity date.

     o The Trust is invested in certificates of deposit, including Yankee CDs. These securities are issued by companies in the banking industry, which is subject to various governmental regulations. The profitability of an issuer in this industry is largely dependent upon the availability and cost of funds and the interest income generated from lending operations. General economic conditions and the quality of loan portfolios also affect these issuers.

     o Trust is invested securities of foreign issuers. Although the Trust's securities are all U.S. dollar-denominated, many are securities of foreign issuers or U.S. affiliates of foreign issuers, including the Yankee CDs. Securities of foreign issuers entail risks that may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting and tax practices and changes in the value of foreign currencies which may have both economic and tax consequences. In particular, commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject.

     o The Trust is concentrated in securities issued by banks and other companies in the financials sector. The Trust's performance will depend to a greater extent on the overall condition of this sector.


     o Certain of the securities in the Trust's portfolio are restricted securities that may be subject to enhanced liquidity risk. This is the risk that the value of a security will fall if trading in the security is limited or absent. Any securities in the Trust designated as "Rule 144A" securities are subject to resale restrictions. The value of your Units may decrease if there is a lack of a liquid market for these securities.

     o The Trust could experience a loss when selling securities to meet redemption requests. The risk of loss increases if the redemption requests are unusually large or frequent, occur in times of overall market turmoil or declining prices for the securities sold, or when the securities the Trust wishes to or is required to sell are illiquid.

     o We do not actively manage the Trust's portfolio. Except in limited circumstances, the Trust will hold the same securities even if the market value declines.


                   Summary of Essential Financial Information
 (As of the close of business on the day prior to the Initial Date of Deposit)

==========================================================================================================================
General Information                                            Unit Price
-------------------------------------------------------------  -----------------------------------------------------------

Initial Date of Deposit                                        Aggregate value of securities in Trust           $
Aggregate maturity value of securities in Trust (1)   $        Aggregate value of securities per Unit           $
Aggregate maturity value of securities per Unit (1)   $          Plus sales charge per Unit                     $
Number of Units                                                  Plus organization costs per Unit (2)           $
Mandatory Termination Date                                     Public offering price per Unit                   $
Estimated Yield (4)                                    %       Redemption price per Unit (2)                    $

-------------------------------------------------------------  -----------------------------------------------------------
Portfolio Diversification (% of Aggregate Value of Securities) Expenses
-------------------------------------------------------------  -----------------------------------------------------------
                                                               Sales Charge (% of Unit Price)
Sector                          Country
----------------                ----------------               Sponsor's compensation                                    %

                           %                            %      Broker-dealer concession                                  %
                                                                                                                ----------
                                                               Total Sales Charge                                        %
                                                                                                                ==========
                       -----                                   Organizational Costs per Unit (2)                $
Total                   100%                                                                                    ==========
                       =====                                   Redemption fee (% of Redemption
                                                                 price per Unit)                                     0.10%

                                                                Estimated Expenses per Unit

                                                    -----        Trustee's fee (3)                              $
                                Total                100%
                                                    =====        Supervisory, bookkeeping and
                                                                    administrative services fee                 $
                                                                 Evaluation fee (3)                             $
                                                                 Other operating expenses                       $
                                                                                                                ----------
                                                               Total expenses per Unit                          $
                                                                                                                ==========

                                                               -----------------------------------------------------------
                                                               CUSIP Number
                                                               -----------------------------------------------------------
                                                               Monthly
                                                                                                                     -----
==========================================================================================================================

(1) Some securities may mature or be sold during your Trust's life. This could include a sale at a price below a security's maturity value. The maturity value of a security is the amount of principal and interest expected to be received upon its maturity. We cannot guarantee that the value of your Units will equal the aggregate maturity value of securities per Unit when you redeem them or when your Trust terminates.

(2) During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of one month after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds. The redemption price per Unit reflects the deduction of both estimated organization costs per Unit and the redemption fee. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

(3) Your Trust assesses this fee per $1,000 of aggregate value of securities. Your Trust assesses other fees per Unit.

(4) Estimated Yield represents the annualized percentage return to Unitholders based on interest payments and amortization of discount, compounded semi-annually, based on a 360 day period, divided by the Public Offering Price per Unit. This estimate also takes into account the sales charge, estimated organization costs and estimated expenses, each on an annualized basis. This estimate is as of the close of business on the day prior to the Initial Date of Deposit and will vary thereafter. No return calculation can predict your actual return, which may vary from this estimate. See "Estimated Yield" for additional information.




PORTFOLIO (as of the close of business on the day prior to the Initial Date of Deposit)
---------------------------------------------------------------------------------------
Aggregate                                                              Cost of
Maturity    Name of Issuer, Title, Interest Rate and                   Securities
Value       Maturity Date of Securities (1)(2)       Ratings (3)       To Trust (2)
-----------------------------------------------------------------------------------
            ASSET-BACKED COMMERCIAL
            PAPER (4) - ____%


            COMMERCIAL PAPER (4) - ______%


            CERTIFICATES OF DEPOSIT - ______%


            YANKEE CERTIFICATES OF DEPOSIT - ______%


-----------                                                            ------------
$
===========                                                            ============

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the securities were entered into during the period from _____, 2013 to ______, 2013.


(2) The value of each security is determined by the Evaluator, based upon prices received from a third party valuation provider, as of the close of business on the day prior to the Initial Date of Deposit. Securities are evaluated on the bases set forth under "Public Offering--Offering Price". In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Trust's investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, maturity and credit risk. The cost of the securities to the Sponsor for the Trust is $_______ and the Sponsor's profit or (loss) is $______.


     "+" indicates that the security was issued by a foreign issuer.

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain securities. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the securities is included in the Cost to Sponsor.


(3) All ratings are by Standard & Poor's and Moody's, respectively, unless otherwise indicated. "*" indicates a security rating by Fitch in the absence of a Moody's rating. "NR" indicates that neither Moody's nor Fitch provided a rating for that security. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.


(4) The commercial paper and asset-backed commercial paper securities in the Trust were issued at an original issue discount. See "The Trust--Securities Issued at a Discount".

(5) This is a restricted security that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended. See "Risk Factors--Liquidity Risk".


            Report of Independent Registered Public Accounting Firm

   To the Unitholders of Invesco Term Trust, Series A (included in Invesco Unit Trusts, Taxable Income Series 466):

   We have audited the accompanying statement of condition including the related portfolio of Invesco Term Trust, Series A (included in Invesco Unit Trusts, Taxable Income Series 466) as of _____, 2013. The statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of _____, 2013. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the statement of condition referred to above presents fairly, in all material respects, the financial position of Invesco Term Trust, Series A (included in Invesco Unit Trusts, Taxable Income Series 466) as of _____, 2013, in conformity with accounting principles generally accepted in the United States of America.

New York, New York                                            GRANT THORNTON LLP
_______


                             Statement of Condition
                               As of ______, 2013

INVESTMENT IN SECURITIES
   Contracts to purchase securities (1)                        $
   Cash (2)
                                                               -------------
           Total                                               $
                                                               =============
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
           Organization costs (2)                              $
   Interest of Unitholders--
           Cost to investors
           Less: Sales charge
           Less: Organization costs (2)
                                                               -------------
           Net interest to Unitholders (1)
                                                               -------------
           Total                                               $
                                                               =============
   Units outstanding
                                                               =============
   Net asset value per Unit                                    $
                                                               =============

---------------------
(1) The value of the securities is determined by the Evaluator on the bases set forth under "Public Offering--Offering Price". The contracts to purchase securities are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under "Summary of Essential Financial Information--Expenses". A distribution will be made as of the earlier of one month after the Initial Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


THE TRUST
--------------------------------------------------------------------------------

   General. Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit") among Invesco Capital Markets, Inc. (formerly Van Kampen Funds Inc.), as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee and Evaluator.

   Your Trust may be an appropriate medium for institutional investors who desire to participate in a portfolio of commercial paper, asset-backed commercial paper, and certificiates of deposit with greater diversification than they might be able to acquire otherwise. Diversification of a Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, securities of the type initially deposited in the portfolio of a Trust are often not available in small amounts.


   On the Initial Date of Deposit, the Sponsor deposited with the Trustee the aggregate maturity value of securities indicated in the "Summary of Essential Financial Information". The securities initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the securities, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information". Unless otherwise terminated as provided herein, the Trust will terminate on the Mandatory Termination Date.

   Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional securities. As additional Units are issued by the Trust, the aggregate value of the securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the original percentage relationship among the maturity amounts of securities that existed on the Initial Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the Trust will pay the associated brokerage and acquisition costs. Purchases and sales of Securities by the Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions.


   Each Unit initially offered represents a fractional undivided interest in the principal and net income of the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

   Objective and Security Selection. The objective of the Trust is described on page 2. There is, of course, no guarantee that the Trust will achieve its objective.

   After the Initial Date of Deposit, a security may cease to be rated or its rating may be reduced below the minimum required as of the Initial Date of Deposit. Neither event requires elimination of a security from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the security (see "Trust Administration--Portfolio Administration").

   Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of securities in your Trust. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of risks related to your investment.

   Current economic conditions. The markets for credit instruments, including the types of securities included in the portfolio of the Trust, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. The current economic environment has made conditions difficult for virtually all industries and companies to operate in an efficient manner. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Trust's securities uncertain and/or result in sudden and significant valuation increases or declines in its holdings.


   Market risk is the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value, as applicable. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.


   Interest rate risk is the risk that the value of securities will fall if interest rates increase. The type of securities included in the Trust's portfolio will typically fall in value when interest rates rise and rise in value when interest rates fall.

   Credit risk is the risk that security's issuer is unable to meet its obligation to pay principal or interest on the security.

   Foreign securities risk. Investing in securities of foreign issuers foreign securities typically involves more risks than investing in securities of United States issuers. Although the Trust's securities are all denominated in U.S. dollars, these risks can increase the potential for losses in the Trust and affect its Unit price. These risks may include risks such as losses due to political, economic and social developments, international trade conditions, foreign taxes (including withholding taxes), restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S., and investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Trust to exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of the Trust's investments, in non-U.S. countries. No one can predict the impact that these factors could have on the Trust's portfolio securities.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. In particular, the Trust may not receive communications from the Trust's security issuers since these issuers may be under no obligation to distribute them.

   Security quality risk is the risk that a security will fall in value if a rating agency decreases the security's rating.


   Security concentration risk is the risk that, to the extent the Trust's investments are concentrated in the securities of issuers in a particular region, country, market, industry, sector or asset class, the Trust may be subject to increased price volatility and may be more susceptible to adverse economic, market political or regulatory occurances affecting that region, country, market, industry, sector or asset class. When a certain type of issuer makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that issuer type.


   Reduced diversification risk is the risk that your Trust will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.


   Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent, thereby adversely affecting the Trust's net asset value. No one can guarantee that a liquid trading market will exist for any security in the Trust because these securities all generally trade in the over-the-counter market (they are not listed on a securities exchange). Because of the difficulties currently being experienced by many companies in the financial services industry, many markets are experiencing substantially reduced liquidity. As a result of such illiquidity, the Trustee may have to sell other or additional securities if necessary to satisfy redemption requests.

   Certain securities in the Trust are designated as "Rule 144A" restricted securities ("Rule 144A securities") pursuant to the Securities Act of 1933, as amended ("1933 Act"), and may be subject to enhanced liquidity risk. Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to a registration statement which is in effect under the 1933 Act. Rule 144A securities are restricted securities that may only be resold in accordance with the applicable provisions of the 1933 Act. Rule 144A establishes a "safe harbor" from the registration requirements of the 1933 Act permitting the resale of restricted securities by the Trust to qualified institutional buyers. The only restricted securities in which the Trust invests are Rule 144A securities.

   The Sponsor has determined that each restricted security included in the Trust is liquid as of the close of business on the day prior to the Initial Date of Deposit. In making such determination, the Sponsor takes into account factors including, but not limited to, the availability of reliable pricing information, the number of dealers maintaining a market for a security, and trading activity, as applicable.


   Subsequently, the overall liquidity of the Trust may decrease to the extent the Trust's restricted securities are not readily marketable or become illiquid at the time the Trust may be seeking to sell such securities, such as for a request for redemption. An insufficient number of qualified institutional buyers interested in purchasing restricted securities held by the Trust may adversely affect the marketability of such securities, and the Trustee might be unable to dispose of such Trust securities promptly or at reasonable prices. Since it is not possible to predict with assurance exactly how the market for a particular Rule 144A restricted security will develop, the Sponsor will carefully monitor the Trust's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information.


   In the extraordinary circumstance where registration is required for the resale of a restricted security, additional expenses may be incurred and a considerable period may elapse from the time the Trustee attempts to sell such restricted Trust securities and the time the Trustee may be permitted to sell the restricted Trust securities under an effective registration statement. Under these circumstances, the Trustee may experience difficulty satisfying redemptions within three business days.


   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. Litigation could challenge an issuer's authority to issue or make payments on securities.


   Commercial Paper and Asset-Backed Commercial Paper. The trust invests in commercial paper and asset-backed commercial paper. Both types of commercial paper may be payable on demand or have a maturity at the time of issuance not exceeding nine months, and may be issued by both domestic and foreign issuers. However, the Trust invests only in U.S. dollar-denominated commercial paper and asset-backed commercial paper.


   Commercial paper represents short-term, unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies used to finance short-term credit needs of issuers. Commercial paper entails credit risk, as it may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. When backed by guarantees of foreign banks, commercial paper may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. Liquidity of commercial paper securities also presents a risk, as any lack of marketability of these securities may make it difficult to sell them desirable prices in order to minimize loss.


   Asset-backed commercial paper typically refers to a short-term debt security, the payment of which is supported by cash flows from underlying assets, or one or more liquidity or credit support providers, or both. These securities are issued by special purpose entities or other conduits, and may be sponsored by mortgage companies, investment banking firms, finance companies and special purpose finance entities. The Trust does not invest in asset-backed commercial paper issued by structured investment vehicles. Assets backing these securities may include credit card, car loan and other consumer receivables and home or commercial mortgages. The repayment of asset-backed commercial paper issued by a conduit depends primarily on the cash collections received from the conduit's underlying asset portfolio and the conduit's ability to issue new asset-backed commercial paper. Therefore, your Trust may lose money investing in asset-backed commercial paper in the event of credit or market value deterioration in a conduit's underlying portfolio, mismatches in the timing of the cash flows of the underlying asset interests and the repayment obligations of maturing asset-backed commercial paper, or a conduit's inability to issue new asset-backed commercial paper. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancements associated with the securities. To protect investors from these risks, asset-backed commercial paper programs may be structured with various protections, such as credit enhancement, liquidity support, and commercial paper stop-issuance and wind-down triggers. However there can be no guarantee that these protections will be sufficient to prevent losses to investors in asset-backed commercial paper. The Trust does not invest in asset-backed commercial paper that provides for an extension of the maturity date.


   Some asset-backed commercial paper programs provide for an extension of the maturity date of the security if, on the related maturity date, the conduit is unable to access sufficient liquidity through the issue of additional asset-backed commercial paper. This may delay the sale of the underlying collateral and the may incur a loss if the value of the collateral deteriorates during the extension period. Alternatively, if collateral for asset-backed commercial paper deteriorates in value, the collateral may be required to be sold at inopportune times or at prices insufficient to repay the principal and interest on the asset-backed commercial paper. Asset-backed commercial paper programs may provide for the issuance of subordinated notes as an additional form of credit enhancement. The subordinated notes are typically of a lower credit quality and have a higher risk of default. Investors of these subordinated notes will therefore have a higher likelihood of loss than investors in the senior notes. Although certain asset-backed commercial paper securities include such an extension feature, in no event will your Trust purchase this type of asset-backed commercial paper.


   Certificates of Deposit and Yankee Certificates of Deposit. The Trust invests in certificates of deposit, including Yankee certificates of deposit ("Yankee CDs"). Generally, certificates of deposit are negotiable receipts issued by a bank or savings and loan association in exchange for the deposit of funds, earning a specified rate of return over a definite period of time. These securities are issued by companies in the banking industry, which is subject to various governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds and the interest income generated from lending operations. General economic conditions and the quality of loan portfolios also affect the banking industry. As a result of federal and state laws and regulations, domestic banks are required to maintain specified levels of reserves, limited in the amount that they can loan to a single borrower, and are subject to regulations designed to promote financial soundness.


   Risks associated with investments in Yankee CDs include future political and economic developments, possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and record keeping standards than those applicable to domestic branches of U.S. banks.

   Yankee CDs may be general obligations of the parent bank in addition to the issuing branch or may be limited by the terms of a specific obligation and by federal and state regulation as well as governmental action in the country in which the foreign bank has its head office. The deposits of state-licensed domestic branches of foreign banks may not necessarily be insured by the FDIC.

   Industry Risks. Your Trust may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Financial Services Issuers. Your Trust is concentrated in securities issued by financial services companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.

   The effects of the global financial crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Financial losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds and other securities issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, the U.S. government has acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   In response to the financial crisis, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted into federal law on July 21, 2010, in large part to provide increased regulation of financial institutions. The Dodd-Frank Act includes significant reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also establishes entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection.

   The Dodd-Frank Act continues to have a broad impact on virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, and numerous federal agencies and the federal regulatory structure. These regulatory changes may have adverse effects on certain issuers in your Trust, such as decreased profits or revenues. The Sponsor is unable to predict the ultimate impact of the Dodd-Frank Act, and any resulting regulation, on the securities in your Trust or on the financial services industry in general.

   While the U.S. Department of the Treasury, Federal Reserve Board and Congress have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulation. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Economic conditions in the real estate markets have deteriorated and have had a substantial negative effect upon banks because they generally have a portion of their assets invested in loans secured by real estate.

   Banks face competition from nontraditional lending sources as regulatory changes have permitted new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the securities markets in general. Adverse changes in the direction of the securities markets, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of securities of other issuers.


   Securities Issued at a Discount. The commercial paper and asset backed commercial paper securities in your Trust, in general, were initially issued at a price below their face (or par) value. In a stable interest rate environment, the market value of these securities tends to increase more slowly early on and in greater increments as the securities approach maturity. These securities do not pay any current interest during their life. The investor has the right to receive a final payment of the security's par value at maturity. The price of these securities often fluctuates greatly during periods of changing market interest rates compared to securities that make current interest payments.


   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED YIELD
--------------------------------------------------------------------------------

   The Estimated Yield is as of the close of business on the day prior to the Initial Date of Deposit and is set forth under "Summary of Essential Financial Information". Estimated Yield represents the annualized percentage return to Unitholders based on interest payments and amortization of discount, compounded semi-annually, divided by the Public Offering Price per Unit. This estimate also takes into account the sales charge, estimated organization costs and estimated expenses, each on an annualized basis. If the price of the Units is less than stated under "Summary of Essential Information", the Estimated Yield may be greater; if the price is greater (other than additional accrued original discount), the Estimated Yield may be less.

   The annualized percentage return to Unitholders will vary with changes in fees and expenses of the Trust and with the default (if any), principal prepayment, redemption, maturity, exchange or sale of securities. The Public Offering Price per Unit will vary with changes in the price of the securities. Accordingly, there is no assurance that the current Estimated Yield will be realized in the future.

   Although Estimated Yield presents estimated returns for the Trust on an annualized basis, the term of the Trust is less than one year. Accordingly, Unitholders may not be able to reinvest their proceeds at as high a yield as the Trust following the termination of the Trust.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit, the sales charge described below, and cash, if any, in the Principal Account (including cash to pay organization costs). The maximum sales charge for the Trust is equal to _____% of the Public Offering Price per Unit (______% of the aggregate offering price of the securities). Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase is 10,000 Units. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Purchasers on the Initial Date of Deposit will be able to purchase Units at approximately $1,000 (including the sales charge). To allow Units to be priced at approximately $1,000, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse).

   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the securities. The price of Units as of the close of business on the business day before the Initial Date of Deposit was determined by adding the sales charge and organization costs to the aggregate value price of the securities and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the securities prepared by the Evaluator. During the initial offering period, the Evaluator will value the securities as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. To determine such prices, the Evaluator utilizes prices received from an independent pricing service. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for regular trading, or earlier on days where the Securities Industry and Financial Markets Association recommends an early security market close, provided, however, on the Initial Date of Deposit the Evaluation Time will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective, if later. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial intermediaries prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial intermediaries after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial intermediaries to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The aggregate value of the securities is determined by the Evaluator based upon prices received from an independent pricing service, which are generally made on the basis of current market prices obtained from dealers or brokers who customarily deal in the securities held by your Trust. If current market prices are not available, a matrix-based pricing approach is applied, which considers the yield or price of securities of comparable quality, coupon, maturity and type as well as broker-supplied prices. Market prices of the securities will generally fluctuate with changes in market interest rates.


   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   Organization Costs. During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the estimated costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period. The value of your Units will decline when the Trust deducts these costs from the Trust assets.

   Unit Distribution. Units will be distributed to the public by broker-dealers and others at the Public Offering Price. Only institutional investors may purchase Units of the Trust. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less the concession or agency commission of 0.025% of the Public Offering Price per Unit.


   Sponsor Compensation. The Sponsor's fee is listed under "Summary of Essential Financial Information--Expenses--Sponsor's compensation".


   In addition, the Sponsor will realize a profit or loss, as a result of the difference between the price paid for the securities by the Sponsor and the cost of the securities to the Trust. See "Portfolio" and the notes thereto. The Sponsor may also realize profits or losses with respect to securities which were acquired by the Sponsor from underwriting syndicates of which an affiliate was a member. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the securities were acquired. The Sponsor may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the securities since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Sponsor.


   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial intermediaries for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial intermediaries, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Trust and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Market for Units. Although not obligated to do so, the Sponsor intends to maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate value of the securities plus any principal cash on hand, net of the redemption fee, less any amounts representing taxes or other governmental charges payable out of your Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption.


RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------


   Distributions of Interest and Principal. Interest received by a Trust, if any, will be distributed monthly provided that the total cash held for distribution equals at least 0.1% of the Trust's net asset value. However, since the securities in your Trust generally do not pay current interest during their life, it is not anticipated that Unitholders will receive interest distributions during the life of the Trust. For additional information regarding original issue discount securitites, see "The Trust--Securities Issued at a Discount" and "Federal Tax Status--Discount, Accrued Interest and Premium on Debt Obligations".

   Any interest received by a Trust will be credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds). Should the amount available for distribution in the Principal Account equal or exceed $____ per Unit, the Trustee will make a distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date. However, funds in the Principal Account will be distributed on the last distribution date of the calendar year to Unitholders of record as of the preceding record date if the amount available for distribution shall equal at least $____ per Unit.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. A fee of 0.10% of the Redemption Price per Unit will be deducted from the proceeds on any Units presented for redemption prior to the Mandatory Termination Date. This redemption fee will be retained by the Trust and is designed to offset brokerage commissions, market impact, or other costs that may be associated with liquidating Trust securities in order to satisfy redemption requests. You are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days following satisfactory tender, the Unitholder will receive an amount for each Unit tendered equal to the Redemption Price per Unit, net of the redemption fee, next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial intermediaries after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial intermediaries to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests.

   The Trustee, upon direction by the Sponsor, reserves the right to determine to effect any redemption in kind. Distributions in kind on redemption of Units shall be held by the Trustee as Distribution Agent for the account of the tendering Unitholder. The Distribution Agent shall sell the designated Trust securities distributed and remit to the Unitholder no later than seven calendar days thereafter the net proceeds of sale, net of the redemption fee and after deducting brokerage commissions and transfer taxes, if any, on the sale.

   Under Internal Revenue Service (the "IRS") regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations or if the IRS notifies the Trustee that such withholding is required. Any amount withheld is transmitted to the IRS and may be recovered by the Unitholder only when filing a return or a claim for refund. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "backup withholding". Corporations are generally exempt from backup withholding.

   The Redemption Price per Unit will be determined on the basis of the aggregate value of the securities as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in a Trust or moneys in the process of being collected, (ii) the aggregate value of the securities in the Trust, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. A Unitholder's redemption proceeds will be further reduced by the redemption fee. During the initial offering period, the Redemption Price is not reduced by estimated organization costs. The Evaluator may determine the value of the securities by employing any of the methods set forth in "Public Offering--Offering Price". Units so redeemed shall be cancelled.

   The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the aggregate maturity value of the securities per Unit set forth in "Summary of Essential Financial Information--General Information". The Trustee may sell securities to cover redemptions. When securities are sold, the size and diversity of your Trust will be reduced. Sales may be required at a time when securities would not otherwise be sold and might result in lower prices than might otherwise be realized.


   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the securities is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at the Depository Trust Company ("DTC"). Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.


   Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. Unitholders will be furnished the Evaluator's evaluations of the securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial intermediary or the Trustee. The Sponsor does not have access to Unitholder account information.


TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco Ltd. acquired the retail asset management business, including Invesco Capital Markets, Inc. (then known as Van Kampen Funds Inc.), from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2012, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,560,974 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $683.0 billion as of September 30, 2012.

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor. If we fail to or cannot perform our duties under the trust agreement or become bankrupt, the Trustee may appoint a new sponsor, continue to operate your Trust without a sponsor, or terminate your Trust and distribute the liquidation proceeds.


   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. If you have questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial intermediary. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".


   Portfolio Administration. Your Trust is not a managed fund and, except as provided in the Trust Agreement, securities generally will not be sold or replaced. The Sponsor may, however, direct that securities be sold in certain limited situations to protect your Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the securities or other obligations of an issuer, or institution of certain legal proceedings. In addition, the Trustee may sell securities designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating securities to be sold including interest rates, market value and marketability. The Trustee must reject any offer for securities or other property other than cash in exchange for Trust securities. The Information Supplement contains a more detailed description of circumstances in which securities may be sold or replaced. See "Additional Information".


   Replacement Securities. No assurance can be given that a Trust will retain its present size or composition because securities may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any security that has been purchased under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original portfolio of a Trust. Replacement Securities must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must (i) be short-term commercial paper securities, asset-backed commercial paper securities, or certificates of deposit with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached; (ii) be payable in United States currency; (iii) not be when, as and if issued obligations; (iv) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute securities; and (v) have ratings in accordance with the criteria described under "Principal Investment Strategy". The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Security and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Security exceeded the cost of the Replacement Security. If Failed Securities are not replaced, the Sponsor will refund the sales charge attributable to the Failed Securities to all Unitholders of a Trust and distribute the proceeds attributable to the Failed Securities within 30 days after removal. If Failed Securities are not replaced, Unitholders may realize a lower return than anticipated and the Estimated Yield might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Securities.


   Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of securities in addition to or in substitution for any of the securities initially deposited in a Trust, except for the substitution of certain refunding securities. The Trustee will notify Unitholders of any amendment.


   Termination of Trust Agreement. A Trust will terminate on the Mandatory Termination Date specified under "Summary of Essential Financial Information--General Information" or upon the sale or other disposition of the last security held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of __% of the Units then outstanding or by the Trustee when the value of the Trust is less than __% of the value of the Securities at the time they were deposited in the Trust. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than __% of the value of the Securities at the time they were deposited in the Trust. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining securities. The sale of securities upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the aggregate maturity value of securities per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".


   Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Trust. Tax laws and interpretations change frequently, possibly with retroactive effect, and these summaries do not describe all of the tax consequences to all taxpayers. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in the Trust.

   As with any investment, you should seek advice based on your circumstances from your tax advisor.

   Assets of the Trust. The Trust is expected to hold various debt obligations (the "Debt Obligations") that are treated as debt for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets."

   Trust Status. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

   Dividends Received Deduction. Because the Debt Obligations are treated as debt (not equity) for federal income tax purposes, distributions from the Debt Obligations are not eligible for the dividends received deduction.


   Discount, Accrued Interest and Premium on Debt Obligations. Many of the Debt Obligations have been issued with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation that was issued with original issue discount must be increased as original issue discount accrues.


   Some Debt Obligations may have been purchased by you or your Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price your Trust pays for a Debt Obligation or based on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

   Some Debt Obligations may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

   If the price of your Units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

   This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

   Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign Taxes. Some distributions on income earned by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Trust will not be taxed as a corporation, subject to the New York State franchise tax and the New York City general corporation tax, and the income of your Trust will pass through to the Unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your particular circumstances.

   Investors in the Trust may be subject to federal, state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their tax advisors regarding the specific federal, state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust.

EXPENSES
--------------------------------------------------------------------------------

   General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts, provided that organization costs are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust's assets at the end of the initial offering period or after one month, if earlier.


   Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the fee, if any, indicated under "Summary of Essential Financial Information" for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trust. These fees, if any, may exceed the actual costs of providing these services for the Trust but the total amount received for providing these services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the evaluation fee indicated under "Summary of Essential Financial Information" for evaluating the Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding aggregate value of securities and Units on the Initial Date of Deposit The Sponsor's, Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.


   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the securities in a Trust, and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Trust with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the securities in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Initial Date of Deposit included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Contents of Prospectus

  Investment Objective                              2
  Principal Investment Strategy                     2
  Principal Risks                                   2
  Summary of Essential Financial Information        4
  Portfolio                                         6
  Notes to Portfolio                                7
  Report of Independent Registered
    Public Accounting Firm                          8
  Statement of Condition                            8
  The Trust                                       A-1
  Estimated Yield                                 A-6
  Public Offering                                 A-7
  Rights of Unitholders                           A-8
  Trust Administration                           A-10
  Federal Tax Status                             A-12
  Expenses                                       A-14
  Additional Information                         A-15
  Other Matters                                  A-15


Daily Prices
  o Call our 24-Hour Pricing Line
       (800) 953-6785
  o Visit our Unit Trusts Daily Pricing Page http://www.invesco.com/UIT

Account Questions
  o Contact the Trustee
      (800) 856-8487

Learning More About Unit Trusts
  o Contact Invesco
       (630) 684-6000
  o Visit our Unit Trusts Internet Page
      http://www.invesco.com/UIT

Additional Information
  You may obtain an Information Supplement that provides more details about your trust and its policies.
  o Visit the SEC Internet Site
      http://www.sec.gov
  o Contact the Trustee
      (800) 856-8487

------------------
When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       U-ITTPROA
                                                                     U-TISPRO466

                                   PROSPECTUS
                             ---------------------
                                  _____, 2013

                           Taxable Income Series 466

                                  Invesco Term
                                Trust, Series A




INVESCO


                             Information Supplement

Taxable Income Series 466

Invesco Term Trust, Series A
--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the prospectus for the Trust. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of this prospectus and all capitalized terms have been defined in the prospectus.

                               Table of Contents

                                                               Page

                Risk Factors                                     2
                Portfolio Administration                         5
                Sponsor Information                              5
                Trustee Information                              6
                Termination of the Trust Agreement               7
                Description of Ratings                           7




INVESCO



                                  Risk Factors

   The Trust includes certain types of securities described below. Accordingly, an investment in the Trust should be made with an understanding of the characteristics of and risks associated with such securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

   Financial Services Issuers. The Trust may invest significantly in securities issued by companies within the bank and financial services sector.

   The effects of the sub-prime mortgage crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Sub-prime mortgage related losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of securities issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, the U.S. government has acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While the U.S. Department of the Treasury, Federal Reserve Board and Congress have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets have deteriorated and have had a substantial negative effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act financial-services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has been signed into law in recent years, allowing banks to be able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission (the "SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor any Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor any Underwriter makes any prediction as to the effect, if any, such laws will have on the securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the prices of the securities, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   Securities issued at a discount. Certain of the securities in the Trust may have been initially issued at a discount. These securities are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the security and does not receive any periodic interest payments. The effect of owning such securities which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on the security at a rate as high as the implicit yield on the discount security, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, such securities are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional Units. Existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage and acquisition costs.

                            Portfolio Administration

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the securities designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that securities are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted securities are retained in the portfolio, the overall quality of the securities remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of securities in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer for securities or other property other than cash in exchange for Trust securities. Except as stated herein and under "Trust Administration--Replacement Securities" in the prospectus regarding the substitution of Replacement Securities for Failed Securities, the acquisition by a Trust of any securities other than the securities initially deposited is not permitted.

   If any default in the payment of principal or interest on any security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such securities within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

                              Sponsor Information

   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco Ltd. acquired the retail asset management business, including Invesco Capital Markets, Inc. (then known as Van Kampen Funds Inc.), from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2012, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,560,974 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $683.0 billion as of September 30, 2012. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.) The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                              Trustee Information

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of securities for the portfolios of the Trust. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the securities held in the Trust.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and securities of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       Termination of the Trust Agreement


   A Trust may be terminated at any time by consent of Unitholders representing __% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any evaluation, is less than __% of the value of the Securities at the time they were deposited in the Trust.

   A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption so that the net worth of the Trust would be reduced to less than __% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

   The Trust Agreement provides that a Trust shall terminate on the Mandatory Termination Date or upon the sale or other disposition of the last security held in the Trust, but in no event shall it continue beyond the end of the calendar year immediately following the anniversary of execution. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any securities then held in a Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the aggregate maturity value of securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


                             Description of Ratings

   Standard & Poor's, A Division of the McGraw-Hill Companies.

   A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

   Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating.

   Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Short-Term Issue Credit Ratings

Category Definition
----------------------------------------------------------------------------------------------------------------------------
A-1      A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.
----------------------------------------------------------------------------------------------------------------------------
A-2      A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
----------------------------------------------------------------------------------------------------------------------------
A-3      A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
----------------------------------------------------------------------------------------------------------------------------
B        A short-term obligion rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.
----------------------------------------------------------------------------------------------------------------------------
C        A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
----------------------------------------------------------------------------------------------------------------------------
D        A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
----------------------------------------------------------------------------------------------------------------------------

Moody's Investors Service.

   Short-Term Ratings. Ratings assigned on Moody's global short-term ratings scale are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect the likelihood of a default on contractually promised payments. Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

   P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

   P-2 Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

   P-3 Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

   NP Issuers (or supporting institutions) rated not Prime do not fall within any of the Prime rating

Fitch Ratings.

Short-Term Ratings.
-------------------

   A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations.

   F1: Highest short-term credit quality.

   Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

   F2: Good short-term credit quality.

   Good intrinsic capacity for timely payment of financial commitments.

   F3: Fair short-term credit quality.

   The intrinsic capacity for timely payment of financial commitments is adequate.

   B: Speculative short-term credit quality.

   Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

   C: High short-term default risk.

   Default is a real possibility.

   RD: Restricted default.

   Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

   D: Default.

   Indicates a broad-based default event for an entity, or the default of a short-term obligation.

   Limitations of the Short-Term Ratings Scale

   Specific limitations relevant to the Short-Term Ratings scale include:

     o The ratings do not predict a specific percentage of default likelihood over any given time period.

     o The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change.

     o The ratings do not opine on the liquidity of the issuer's securities or stock.

     o The ratings do not opine on the possible loss severity on an obligation should an obligation default.

     o The ratings do not opine on any quality related to an issuer or transaction's profile other than the agency's opinion on the relative vulnerability to default of the rated issuer or obligation.

   Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader's convenience.

                                                                     U-TISSUP466


                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of the Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Taxable Income Series 429 (File No. 333-183830) dated December 10, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 1243 (File No. 333-181248) dated August 1, 2012.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.


                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Taxable Income Series 466 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of April, 2013.

                                  INVESCO UNIT TRUSTS, TAXABLE INCOME SERIES 466
                                                                    (Registrant)

                                               By: INVESCO CAPITAL MARKETS, INC.
                                                                     (Depositor)


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 19, 2013, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                       Director and President

M. Kevin Cronin                      Director and Senior Vice President

Annette J. Lege                      Treasurer and Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)



-----------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.